Exhibit 12
CONAGRA FOODS, INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(Dollars in millions)

	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before income taxes and equity method investment earnings (loss)	$1,084.8	$912.4	$651.8	$653.9	$724.3

Add/(deduct):
Fixed charges	301.6	314.6	313.6	308.1	366.2
Distributed income of equity investees	30.6	41.4	28.0	13.0	12.8
Capitalized interest	(12.2)	(3.4)	(8.2)	(7.1)	(5.0)

Earnings available for fixed charges (a)	$1,404.8	$1,265.0	$985.2	$967.9	$1,098.3

Fixed Charges:

Interest expense	$246.0	$264.5	$262.4	$256.7	$310.7
Capitalized interest	12.2	3.4	8.2	7.1	5.0
One third of rental expense(1)	43.4	46.7	43.0	44.3	50.5

Total fixed charges (b)	$301.6	$314.6	$313.6	$308.1	$366.2

Ratio of earnings to fixed charges (a/b)	4.7	4.0	3.1	3.1	3.0

(1)	Considered to be representative of interest factor in rental expense.